UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934*

Monogram Residential Trust, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

60979P 105
(CUSIP Number)

Yehuda Hecht
Madison International Realty
410 Park Avenue, 10th Floor
New York, New York 10022
(212) 688-8777

With a copy to:

John E. Sorkin
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60979P 105

1	NAME OF REPORTING PERSON MIRELF V REIT Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 10,357,790
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 10,357,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,357,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105

1	NAME OF REPORTING PERSON MIRELF V REIT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 10,357,790
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 10,357,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,357,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105

1	NAME OF REPORTING PERSON Madison International Real Estate Liquidity Fund V, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 10,357,790
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 10,357,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,357,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60979P 105

1	NAME OF REPORTING PERSON Madison International Holdings V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 10,357,790
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 10,357,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,357,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105

1	NAME OF REPORTING PERSON Madison International Realty V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 10,357,790
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 10,357,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,357,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105
1	NAME OF REPORTING PERSON Madison International Realty Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 10,357,790
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 10,357,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,357,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105

1	NAME OF REPORTING PERSON Ronald M. Dickerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 10,357,790
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 10,357,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,357,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

ITEM 1.                      SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission on December 22, 2014 (the “Original Schedule 13D”), by the Reporting Persons (as defined below), relating to the common stock, par value $0.0001 per share (“Common Stock”), of Monogram Residential Trust, Inc. (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically amended and supplemented by this Amendment No. 1, all other provisions of the Original Schedule 13D shall remain in full force and effect.

This Amendment No. 1 is being filed by

•	MIRELF V REIT Investments LLC (“MIRELF V REIT Investments”)
•	MIRELF V REIT (“MIRELF V REIT”)
•	Madison International Real Estate Liquidity Fund V, LP (“MIRELF V”)
•	Madison International Holdings V, LLC (“Holdings”)
•	Madison International Realty V, LLC (“Realty”)
•	Madison International Realty Holdings, LLC (“Realty Holdings”)
•	Ronald M. Dickerman (“Mr. Dickerman” and, together with MIRELF V REIT Investments, MIRELF V REIT, MIRELF V, Holdings, Realty and Realty Holdings, the “Reporting Persons”).

ITEM 2.                                IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Statement is being filed jointly by

•	MIRELF V REIT Investments LLC (“MIRELF V REIT Investments”)
•	MIRELF V REIT (“MIRELF V REIT”)
•	Madison International Real Estate Liquidity Fund V, LP (“MIRELF V”)
•	Madison International Holdings V, LLC (“Holdings”)
•	Madison International Realty V, LLC (“Realty”)
•	Madison International Realty Holdings, LLC (“Realty Holdings”)
•	Ronald M. Dickerman (“Mr. Dickerman” and, together with MIRELF V REIT Investments, MIRELF V REIT, MIRELF V, Holdings, Realty and Realty Holdings, the “Reporting Persons”).

Mr. Dickerman, as the managing member of the general partner of MIRELF V, the trustee of MIRELF V REIT, is the chief executive officer and president of MIRELF V REIT solely for the purpose of executing and attesting any amendment to the Certificate of Trust of MIRELF V REIT or any other document required by law to be executed and/or attested by one or more officers of MIRELF V REIT.

Except as set forth above, none of the Reporting Persons which is an entity has any directors or executive officers.

(b)	The address of the principal business office of each of the Reporting Persons is 410 Park Avenue, 10th Floor, New York, New York 10022.

(c)	MIRELF V REIT Investments

MIRELF V REIT Investments, a Delaware limited liability company, was formed for the primary purpose of acting as an acquisition vehicle for MIRELF V to facilitate acquiring and holding securities of publicly traded U.S. companies.

MIRELF V REIT

MIRELF V REIT, a Maryland Statutory Trust, was formed for the primary purpose of acting as an acquisition vehicle for MIRELF V and engaging in business as a real estate investment trust within the meaning of Section 856 of the Internal Revenue Code of 1986, as amended.  MIRELF V REIT is the sole member of MIRELF V REIT Investments.

MIRELF V

MIRELF V, a Delaware limited partnership, was formed to invest in core real estate and potential additional transactions through secondary market purchases of partial illiquid ownership and/or thinly-traded ownership interests in entities owning Class A commercial properties and portfolios.  MIRELF V is the trustee of MIRELF V REIT.

Holdings

Holdings, a Delaware limited liability company, was formed for the primary purpose of acting as the sole general partner of MIRELF V.

Realty

Realty, a Delaware limited liability company, was formed for the primary purpose of acting as the asset manager of MIRELF V.

Realty Holdings

Realty Holdings, a Delaware limited liability company, was formed for the primary purpose of holding interests of Realty and the asset managers of other investment vehicles controlled by Mr. Dickerman.  Realty Holdings is the managing member of Realty.

Mr. Dickerman

Mr. Dickerman, a United States citizen, is the managing member of Holdings and Realty Holdings.  Mr. Dickerman also controls other entities that collectively operate under the trade name “Madison International Realty”.

(d)	and (e)

During the last five years, none of the Reporting Persons, has been (1) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	See Item 2(c) above.

ITEM 3.                                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The aggregate purchase price of the 1,469,708 shares of Common Stock (the “Additional Purchased Shares”) acquired by MIRELF V REIT Investments since the filing of the Original Schedule 13D on December 22, 2014 was $13,206,269.30, not including brokerage commissions or service charges. MIRELF V provided funds to MIRELF V REIT, which provided such funds to MIRELF V REIT Investments, from cash on hand and borrowings under MIRELF V’s subscription based revolving credit agreement with Sumitomo Mitsui Banking Corporation, which MIRELF V has repaid (together with the amounts borrowed thereunder to acquire the shares reported on the Original Schedule 13D) with funds from investor capital calls and with borrowings under the margin loan agreement entered into by MIRELF V REIT Investments on April 29, 2015 and described in Item 6 below.

ITEM 4.                                PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

MIRELF V REIT Investments acquired the Additional Purchased Shares for investment purposes.

In connection with the margin loan agreement described in Item 6 below, MIRELF V REIT Investments pledged all of its shares of Common Stock.

ITEM 5.                                INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

The aggregate percentage of Common Stock reported as owned by each Reporting Person is based upon the 166,520,905 shares of Common Stock disclosed by the Issuer as outstanding as of February 28, 2015 in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 26, 2015.

By virtue of the relationships reported under Item 2 of this Statement, MIRELF V REIT, MIRELF V, Holdings, Realty, Realty Holdings and Mr. Dickerman may be deemed to have shared voting and dispositive power with respect to the Purchased Shares and the Additional Purchased Shares acquired by MIRELF V REIT Investments which, based on calculations made in accordance with Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, constitute approximately 6.2% of the outstanding Common Stock.

Holdings, Realty, Realty Holdings and Mr. Dickerman disclaim beneficial ownership of the shares of Common Stock beneficially owned by MIRELF V REIT Investments, MIRELF V REIT and MIRELF V to the extent that equity interests in such entities are held directly or indirectly by persons other than Holdings, Realty, Realty Holdings or Mr. Dickerman.

(c)	None of the Reporting Persons or any other person or entity referred to in Item 2 has effected any transactions in the Common Stock during the 60 day period immediately preceding May 1, 2015.

(d)
By virtue of the relationships described in Item 2 of this Statement, each of the Reporting Persons may be deemed to have the power to direct the receipt of dividends declared on the Purchased Shares and the Additional Purchased Shares and the proceeds from the sale of such Purchased Shares and Additional Purchased Shares.

(e)	Not applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

On April 29, 2015, MIRELF V REIT Investments entered into a Margin Loan Agreement with Morgan Stanley Bank, N.A., as Lender (the “Lender”), and Morgan Stanley & Co. LLC, as calculation agent, and related security documents (collectively, the “Loan Documents”), pursuant to which, and subject to the terms therein, MIRELF V REIT Investments borrowed $34,462,147 (the “Borrowed Amount”). Under the terms of the Loan Documents, MIRELF V REIT Investments pledged and granted a security interest in certain collateral, which includes all of its shares of Common Stock (the “Pledged Shares”), in favor of the Lender as security for the Borrowed Amount. The loan matures on or about April 29, 2018, but upon the occurrence of certain events that are customary with this type of loan, the Lender may exercise its right to require MIRELF V REIT Investments to pre-pay the Borrowed Amount, post additional collateral or foreclose on, and dispose of, the Pledged Shares in accordance with the Loan Documents.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:	Amended and Restated Joint Filing Agreement, dated May 1, 2015

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 2015

MIRELF V REIT Investments LLC		MIRELF V REIT

By:	MIRELF V REIT,	By:	Madison International Real Estate Liquidity Fund V, LP,
	its Managing Member		its Trustee

By:	Madison International Real Estate Liquidity Fund V, LP,	By:	Madison International Holdings V, LLC,
	its Trustee		its General Partner

By:	Madison International Holdings V, LLC,	By:	/s/ Ronald M. Dickerman
	its General Partner		Ronald M. Dickerman, Managing Member

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Member

Madison International Real Estate Liquidity Fund V, LP		Madison International Holdings V, LLC

By:	Madison International Holdings V, LLC,	By:	Madison International Realty Holdings, LLC,
	its General Partner		its Managing Member

By:	/s/ Ronald M. Dickerman	By:	/s/ Ronald M. Dickerman
	Ronald M. Dickerman, Managing Member		Ronald M. Dickerman, Managing Member

Madison International Realty V, LLC		Madison International Realty Holdings, LLC

By:	/s/ Ronald M. Dickerman	By:	/s/ Ronald M. Dickerman
	Ronald M. Dickerman, Managing Member		Ronald M. Dickerman, Managing Member

Ronald M. Dickerman

/s/ Ronald M. Dickerman